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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                       ASSOCIATED MATERIALS INCORPORATED
                           (Name of Subject Company)

                       ASSOCIATED MATERIALS INCORPORATED
                       (Name of Person Filing Statement)

                   COMMON STOCK, PAR VALUE, $0.0025 PER SHARE
                       (Title and Classes of Securities)

                             ---------------------

                                  045709 10 2
                     (Cusip Number of Class of Securities)

                             ---------------------

                               ROBERT L. WINSPEAR
                       ASSOCIATED MATERIALS INCORPORATED
                       2200 ROSS AVENUE, SUITE 4100 EAST
                              DALLAS, TEXAS 75201
                                 (214) 220-4600
      (Name, Address and Telephone number of Person Authorized to Receive
    Notices and Communications on Behalf of the Person(s) Filing Statement)

                             ---------------------

                                with a copy to:

                               JAMES E. O'BANNON
                           JONES, DAY, REAVIS & POGUE
                               2727 NORTH HARWOOD
                              DALLAS, TEXAS 75201
                                 (214) 220-3939

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
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

ITEM 1.  SUBJECT COMPANY INFORMATION

NAME AND ADDRESS

     The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is Associated Materials Incorporated, a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 2200 Ross Avenue, Suite 4100 East, Dallas, Texas 75201. The telephone number of the principal executive offices of the Company is (214) 220-4600.

SECURITIES

     The title of the class of securities to which this Statement relates is the common stock, par value $0.0025 per share, of the Company (the "Common Stock"). As of March 15, 2002, there were 6,774,027 shares of Common Stock issued and outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON

NAME AND ADDRESS

     The name, address and telephone number of the Company, which is the person filing this Statement and is also the subject company, are set forth under the caption "Item 1. Subject Company Information -- Name and Address" above.

TENDER OFFER AND MERGER

     This Statement relates to the tender offer by Simon Acquisition Corp., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of Associated Materials Holdings Inc. (formerly Harvest/AMI Holdings Inc.), a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule TO filed by Purchaser, Parent, Harvest Partners III, L.P., Harvest Partners III Beteiligungsgesellschaft Burgerlichen Rechts (mit Haftungsbeschrankung), Harvest Partners IV, L.P. and Harvest Partners IV GmbH & Co. KG (the "Schedule TO") with the United States Securities and Exchange Commission (the "SEC") on March 22, 2002, to purchase all the outstanding shares of Common Stock at a purchase price of $50.00 per share, net to the seller in cash (the "Offer Price"), on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 22, 2002 (the "Offer to Purchase"), and the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as they may be amended and supplemented from time to time, constitute the "Offer"). As set forth in the Schedule TO, the address of the principal executive offices of Parent and Purchaser are located at 280 Park Avenue, 33rd Floor, New York, New York 10017.

     The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 16, 2002, among Parent, Purchaser and the Company (the "Merger Agreement"). The Merger Agreement provides, among other things, that as soon as practicable following consummation of the Offer and the satisfaction or waiver of certain conditions set forth in the Merger Agreement, in accordance with the relevant provisions of Delaware law, Purchaser will be merged with and into the Company (the "Merger"). Following the effective time of the Merger (the "Effective Time"), the Company will continue as the surviving corporation (the "Surviving Corporation") and a wholly owned subsidiary of Parent.

     In the Merger, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock owned by the Company, any subsidiary of the Company, Parent or Purchaser or any other subsidiary of Parent, which shall be canceled, and other than the shares of Common Stock, if any, held by holders of Common Stock who have properly demanded and perfected their appraisal rights under Section 262 of Delaware law) will, by virtue of the Merger and without any action on the part of the holders of Common Stock, be converted into the right to receive the Offer Price, in cash, less any required withholding taxes and without interest, upon surrender of the certificate formerly representing such shares of Common Stock, duly executed and properly completed. The Merger Agreement is more fully described in

Section 11. "Purpose of the Offer; Plans for the Company; Certain
Agreements -- Merger Agreement" of the Offer to Purchase and is filed herewith as Exhibit (a)(2) and incorporated herein by reference.

     Mr. William W. Winspear, the Company's Chairman, President and Chief Executive Officer, who has dispositive rights with respect to approximately 42%, and voting rights with respect to approximately 23%, of the issued and outstanding shares of Common Stock on a fully diluted basis, has entered into a Tender and Voting Agreement, dated as of March 16, 2002 (the "Tender Agreement"), with Parent and Purchaser pursuant to which he has, among other things, agreed to tender in the Offer all such shares and vote all such shares that he has the right to vote in favor of the Merger and the Merger Agreement. The Tender Agreement is more fully described in Section 11. "Purpose of the Offer; Plans for the Company; Certain Agreements -- Tender Agreement" of the Offer to Purchase and is filed herewith as Exhibit (a)(2) and incorporated herein by reference.

     Copies of the Merger Agreement and the Tender Agreement (collectively, the "Transaction Agreements") are filed herewith as Exhibits (e)(1) and (e)(2) and incorporated herein by reference. A copy of the press release issued by the Company on March 17, 2002 is filed herewith as Exhibit (a)(4) and incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

     Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its directors and executive officers and between the Company and Parent and Purchaser are, except as noted below, described in the Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder (the "Information Statement") that is attached as Annex B to this Statement and incorporated herein by reference. Except as set forth in this Item 3 or in the Information Statement or as incorporated by reference herein, to the knowledge of the Company, as of the date hereof, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company or the Company's executive officers, directors or affiliates, or (ii) Parent, Purchaser, or their respective executive officers, directors or affiliates.

CONFIDENTIALITY AGREEMENT

     On November 28, 2001, Harvest Partners, Inc., a Delaware corporation ("Harvest Partners") and the Company entered into a letter agreement in connection with Harvest Partners' evaluation of the Company and the Company's provision of certain information to Harvest Partners (the "Confidentiality Agreement"). The summary of the Confidentiality Agreement contained in Section
11. "Purpose of the Offer; Plans for the Company; Certain
Agreements -- Confidentiality Agreement" of the Offer to Purchase, which is being mailed to stockholders together with this Statement, is filed herewith as Exhibit (a)(2) and incorporated herein by reference. Such summary is qualified in its entirety by reference to the Confidentiality Agreement, which is filed herewith as Exhibit (e)(3) and incorporated herein by reference.

THE TRANSACTION AGREEMENTS

     The summaries of the Transaction Agreements and the description of the conditions of the Offer contained in Sections 11. "Purpose of the Offer; Plans for the Company; Certain Agreements -- Merger Agreement" and "-- Tender Agreement" and 14. "Conditions of the Offer," respectively, of the Offer to Purchase are filed herewith as Exhibit (a)(2) and incorporated herein by reference. Such summaries and description are qualified in their entirety by reference to the Transaction Agreements, which are filed herewith as Exhibits
(e)(1) and (e)(2) and incorporated herein by reference.

NON-COMPETITION AGREEMENT AND NON-SOLICITATION AGREEMENT

     At the request of Parent, contemporaneous with the execution of the Transaction Agreements, Mr. William W. Winspear executed a Non-Competition Agreement with the Company (the "Non-Competition Agreement") and Mr. Robert L. Winspear, the Company's Vice President and Chief Financial

Officer, executed a Non-Solicitation Agreement with the Company (the "Non-Solicitation Agreement"). Both agreements will become operative upon completion of the Offer. Summaries of the Non-Competition Agreement and the Non-Solicitation Agreement contained in Section 11. "Purpose of the Offer; Plans for the Company; Certain Agreements -- Non-Competition Agreement" and
"-- Non-Solicitation Agreement" of the Offer to Purchase are filed herewith as Exhibit (a)(2) and incorporated herein by reference. Such summaries are qualified in their entirety by reference to these agreements, which are filed herewith as Exhibits (e)(4) and (e)(5) and incorporated herein by reference.

EMPLOYMENT AGREEMENT AND SEVERANCE AGREEMENTS

     The Company is presently a party to an employment agreement with one of its executive officers, Mr. Michael Caporale, Jr., and a party to severance agreements with two of its other executive officers, Messrs. Robert F. Hogan, Jr. and Robert L. Winspear. See "Executive Compensation -- Compensation and Incentive Programs -- Employment Agreement" and "-- Severance Agreements" in the Information Statement attached as Annex B to this Statement. The summaries of these agreements contained therein are qualified in their entirety by reference to these agreements, which are filed herewith as Exhibits (e)(6), (e)(7) and
(e)(8) and incorporated herein by reference. The employment agreement and the severance agreements entitle the executive officers to receive certain severance payments if their employment is terminated under certain circumstances. As of the date of this Statement, except for Robert L. Winspear, Parent has not informed the Company of its intention to terminate the employment of any of the Company's other executive officers that is a party to an employment agreement or a severance agreement following consummation of the Offer. The estimated severance payments that would be payable to such executive officers if their employment is terminated following consummation of the Offer are as follows:

                                                                 Severance
                                                                   Amount
                                                              ----------------
Michael Caporale, Jr. ......................................     $2,363,157
Robert F. Hogan, Jr. .......................................     $  800,890
Robert L. Winspear..........................................     $  638,378

EFFECT OF THE MERGER ON EMPLOYEE BENEFITS AND STOCK PLANS

     In the Merger Agreement, Parent has agreed to honor and satisfy, and cause the Company, as the Surviving Corporation in the Merger, to honor and provide for payment of all cash benefits under the Company's Amended and Restated 1994 Stock Incentive Plan (the "Incentive Plan") and all other benefit, compensation, severance, termination, retention and change in control arrangements, plans or agreements covering employees of the Company and its subsidiary. Parent and the Company may, however, modify or terminate these arrangements, plans or agreements in accordance with their existing terms. Parent has acknowledged that the Offer constitutes a change in control and any references to a change of control in these agreements will include the Offer.

     In the Merger Agreement, Parent has also agreed that for at least one year following the Effective Time, employees of the Company will receive employee benefits and compensation that, in the aggregate, are not materially less favorable than the compensation and benefit plans provided to employees by the Company immediately prior to the Effective Time (excluding any stock options and other stock-based compensation). This provision is not intended to create a right of employment of, or prevent the termination of the employment of, any employee of the Company.

     The foregoing provisions will not apply to any employee of the Company or its subsidiary that is covered by a collective bargaining agreement or who is otherwise a party to any employment or severance agreement.

     As soon as practicable following the Effective Time, each holder of outstanding Company options under the Incentive Plan, whether vested or unvested, will receive a cash payment equal to the difference between the Offer Price and the exercise price per share of the option, multiplied by the number of shares for which the option is exercisable (the "Option Consideration"). In lieu of such payment, Parent and any employee of the

Company or its subsidiary may agree prior to the Effective Time to exchange that employee's Company options for options to acquire equity securities of Parent. The number of unvested and vested Company stock options under the Incentive Plan, and the value of these options (based on the difference between $50.00 and the per share exercise price of the options), held by each of the Company's directors and executive officers, are as follows:

                                                   Number of       Number of
                                                   Unvested         Vested         Value of
                                                 Stock Options   Stock Options   Stock Options
                                                 -------------   -------------   -------------
William W. Winspear............................          0               0        $        0
Michael Caporale, Jr. .........................     25,000*         75,000        $3,584,375
Richard I. Galland.............................          0               0        $        0
John T. Gray...................................          0          15,000        $  615,000
James F. Leary.................................          0               0        $        0
Alan B. Lerner.................................          0          40,000        $1,360,000
A. A. Meitz....................................          0          40,000        $1,883,000
Robert F. Hogan, Jr. ..........................      6,000          24,000        $1,230,000
Robert L. Winspear.............................      4,000          36,000        $1,761,500

---------------

* These options will vest on April 1, 2002.

     At the Effective Time, the Company will terminate the Company's employee stock purchase plan and the Incentive Plan and thereafter each outstanding option under the Incentive Plan, other than those options exchanged prior to the Effective Time as described above, will represent the right, upon exercise, to cash in the amount of the Option Consideration and will no longer represent the right to receive any equity securities of the Company or Parent.

INDEMNIFICATION AGREEMENTS AND INSURANCE

     The Company has entered into indemnification agreements with each of its officers and directors pursuant to which the Company has agreed to indemnify such individuals. These agreements will remain in effect after the Merger and the Company has agreed to honor, and Parent has agreed to cause the Company to honor, the terms of these agreements. A form of these agreements is filed herewith as Exhibit (e)(9) and incorporated herein by reference.

     After the completion of the Merger, Parent has agreed to cause the Company to indemnify and hold harmless each current and former director or officer of the Company against liabilities and expenses incurred in connection with any proceeding related to any action or omission occurring prior to the Effective Time (including any proceeding related to the transactions contemplated by the Merger Agreement), in accordance with the terms of their respective indemnification agreements with the Company.

     For at least six years after the Effective Time, Parent has agreed to cause the Company to maintain directors' and officers' liability insurance for all Company directors and officers who are presently covered under the Company's current directors' and officers' insurance policy on terms not less favorable than the directors' and officers' insurance maintained by the Company for its directors and officers prior to the Merger. Neither the Company nor Parent will be required to pay annual premiums on such insurance in an amount greater than $500,000, which is approximately four times the premium paid by the Company for such insurance for 2001. However, if the annual premiums of the required directors' and officers' insurance exceed $500,000, the Company and Parent will be obligated to obtain directors' and officers' insurance for the coverage that would be available for $500,000.

     The Merger Agreement also provides that any successor to or assignee of Parent, Purchaser or the Company will be bound by these indemnification and insurance obligations.

REPRESENTATION ON THE BOARD

     The Merger Agreement provides that:

     - Subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, as soon as practicable after completion of the Offer, Parent will be entitled to designate a majority of the directors to the Board.

     - At any time Parent is entitled to appoint directors to the Board, the Company will use its reasonable best efforts to cause Parent's designees to be appointed to the Board, including using its reasonable best efforts to cause relevant directors to resign or to increase the size of the Board, subject to the limitations of the Company's certificate of incorporation and bylaws.

     - At any time Parent is entitled to appoint directors to the Board, at the request of Parent, the Company will use its reasonable best efforts to cause the Board's committees, the board of the Company's subsidiary and each such committee of each such board to include persons designated by Parent to constitute the same percentage of each such board or committee as Parent's designees are of the Board.

     - Until the Effective Time, the Board is required to include at least two "Continuing Directors." Continuing Directors are directors of the Company who were members of the Board on the date of the Merger Agreement and who voted to approve the Merger Agreement, and such additional directors of the Company who are not related to or affiliated with Parent, Purchaser or any of their affiliates and who were designated as "Continuing Directors" for purposes of the Merger Agreement by a majority of the Continuing Directors in office at the time of such designation.

     - After the appointment of Parent's designees to the Board and prior to the Effective Time, the affirmative vote of a majority of the Continuing Directors will be necessary to (i) amend or terminate the Merger Agreement or (ii) waive any obligation or other act of Parent or Purchaser or waive any of the Company's rights under the Merger Agreement.

OPTIONS AND INVESTMENT IN PARENT

     Parent has provided to Mr. Michael Caporale, Jr., a director and executive officer of the Company and chief executive officer of the Company's Alside division, a proposed memorandum of understanding requesting certain changes to his existing employment agreement and indicating, among other things, its intention to offer Mr. Caporale the opportunity to exchange his Company options for options to acquire equity securities of Parent and to invest in Parent. The description of these arrangements, the stock options, the equity investment opportunity and the amendments to Mr. Caporale's employment agreement in Section
11. "Purpose of the Offer; Plans for the Company; Certain Agreements -- Proposed Management Arrangements" of the Offer to Purchase is filed herewith as Exhibit
(a)(2) and incorporated herein by reference. Such description is qualified in its entirety by reference to the proposed memorandum of understanding, which is filed herewith as Exhibit (e)(10) and incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

RECOMMENDATION OF THE BOARD

     At a meeting held on March 16, 2002, the members of the Board unanimously:

     - determined that the terms of the Merger Agreement, the Offer and the Merger were fair to, and in the best interests of, the Company and its stockholders, and has declared that the Offer and the Merger are advisable;

     - approved the Offer, the Merger and the Merger Agreement;

     - approved the Tender Agreement for purposes of Delaware law; and

     - recommended (subject to the further exercise of its fiduciary duties) that the Company's stockholders accept the Offer and tender their shares of Common Stock pursuant to the Offer and adopt the Merger Agreement.

THE BOARD RECOMMENDS THAT THE STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES OF COMMON STOCK PURSUANT TO THE OFFER.

BACKGROUND; REASONS FOR THE BOARD'S RECOMMENDATION

     BACKGROUND. Mr. William W. Winspear founded the Company in 1983 to acquire certain businesses, including those that currently comprise the Company's Alside and AmerCable divisions. In the first quarter of 1998, the Company completed its initial public offering of Common Stock (the "IPO"), at a price to the public of $16 per share.

     Despite the Company's significantly improved financial performance since the IPO, the Common Stock had traded within a relatively narrow range and at times traded below the $16 per share IPO price, most recently in the second quarter of 2001. Management and the Board attributed the performance of the Company's Common Stock to a number of factors, including the fact that (i) the Company's market capitalization was small relative to most public companies,
(ii) the number of shares of Common Stock held by persons who were not affiliates of the Company was also small, resulting in a lack of market liquidity for the Common Stock, and (iii) the Company's principal business, the manufacture and distribution of building products, was viewed as cyclical and not favored by market participants.

     From time to time, the Board and management have considered and pursued transactions in an effort to increase stockholder value, including the sale of its UltraCraft cabinet business in June 2000, the purchase of the Alpine window manufacturing business in October 2000 and the purchase of one million shares of its then-outstanding Class B common stock in April 2001. However, the terms of the Company's existing subordinated notes limit the Company's ability to borrow significant additional funds to pursue acquisition opportunities. At the same time, the Board's and management's view that the Common Stock was undervalued made accessing the equity capital markets to finance acquisitions, or using Common Stock as acquisition currency, an unattractive alternative.

     In August 2001, at the recommendation of management, the Board approved the engagement of a financial advisor to assist the Company in evaluating possible strategic alternatives to enhance stockholder value. The Company subsequently retained Salomon Smith Barney Inc. as its exclusive financial advisor to assist the Board and management in exploring strategic alternatives. This strategic review process was deferred indefinitely, however, as a result of the events of September 11, 2001 and its effects on the capital markets.

     In October 2001, the Company reinitiated the strategic review process and began preparing a confidential information memorandum to provide to parties potentially interested in pursuing a possible transaction with the Company. Over 60 strategic and financial buyers were contacted based on a variety of factors, including perceived interest in the Company, familiarity with the businesses in which the Company operated, and financial ability to consummate a transaction with the Company. Those parties expressing an interest in pursuing a possible transaction were asked to sign a confidentiality agreement. More than 40 parties signed a confidentiality agreement and received the confidential information memorandum. These parties were asked to submit a written, non-binding preliminary indication of interest. On December 19, 2001, the Company issued a press release announcing that the Board had directed its management to explore strategic alternatives, including a possible sale of the Company.

     On December 27, 2001, the Board met to review the progress of the strategic review process and to consider the indications of interest that had been received. At this meeting, the Board also received a presentation from Jones, Day, Reavis & Pogue, the Company's legal counsel, regarding its fiduciary duties in the context of a possible sale of the Company. After reviewing and discussing the indications of interest with management and representatives of Salomon Smith Barney, the Board directed senior management to continue the strategic review process and to provide certain of the parties that had expressed preliminary indications of interest, and had signed confidentiality agreements, with access to certain confidential, nonpublic information regarding the Company.

     Following the Company's public announcement of its strategic review process, Mr. William W. Winspear was contacted by executives employed by two direct competitors of the Company's Alside division ("Industry Participant A" and "Industry Participant B"). Each executive indicated that the company he represented would be interested in discussing the possibility of acquiring the Company and receiving nonpublic information regarding the Company. Mr. Winspear informed both executives that, with the assistance of the Company's financial advisor, the Company was conducting a process and invited these competitors to review the Company's publicly available information and to submit a non-binding indication of interest to acquire the Company. Mr. Winspear further said that the Board would consider providing nonpublic information after receiving a written indication of interest. On January 17, 2002, Mr. Winspear received a non-binding proposal from Industry Participant A. Industry Participant B later informed the Company's financial advisor that it had decided not to submit a proposal.

     At meetings held on January 22, 2002 and February 21, 2002, the Board received updates from senior management as to the status of the strategic review process and the actions taken by management since its previous meeting. At the January 22, 2002 meeting, Mr. William W. Winspear informed the Board of the contacts made by Industry Participant A and Industry Participant B, as well as the indication of interest submitted by Industry Participant A. Following a discussion among the Board members, the Board decided not to provide Industry Participant A with nonpublic information given that Industry Participant A's proposal was near the low end of the range of the proposals received by the Company and the risks associated with disclosing nonpublic information to a direct competitor. At the February 21, 2002 meeting, the Board also reviewed and discussed the likely structure and timing of a possible transaction, as well as the bid instructions and form of merger agreement to be provided to potential bidders.

     Of the parties that submitted preliminary written indications of interest, three parties submitted firm offers on March 7, 2002 to acquire the Company. The highest offer was made by Parent. Parent's offer contemplated a cash tender offer for all outstanding shares of Common Stock for $48.52 per share to be followed by a merger at the same cash price and included draft commitment letters from two major financial institutions and a detailed markup of the form of merger agreement. Parent's offer was subject to several conditions, including
(i) receipt of acquisition financing on the terms set forth in the draft commitment letters provided with its offer, (ii) limited confirmatory due diligence, (iii) reaching understandings with certain members of the Company's management (including Michael Caporale, the chief executive officer of the Alside division of the Company and a member of the Board) regarding amendments to their existing employment and severance arrangements with the Company and the treatment of their existing stock options and (iv) agreements with William W. Winspear and Robert L. Winspear regarding the terms of non-competition and non-solicitation agreements that would become effective upon completion of the Offer. The offer by Parent was also conditioned upon reaching an agreement with Mr. William W. Winspear and members of his family to tender a majority of the shares of Common Stock in the Offer, without the ability to terminate such agreement and withdraw those shares from the Offer in the event the proposed merger agreement was terminated.

     The second highest offer was submitted by a financial buyer ("Financial Buyer A") on terms substantially similar to the offer submitted by Parent (other than price) and included a commitment letter from a major financial institution, as well as a detailed markup of the proposed form of merger agreement. The party submitting the lowest offer did not provide detailed comments to the proposed form of merger agreement, nor did it provide commitments to provide the financing contemplated by its offer.

     On March 8, 2002, the Company's management met by telephone conference with the Company's legal and financial advisors to discuss the firm offers that had been received and the actions to be taken in advance of the Board meeting scheduled to take place on March 12, 2002.

     On March 11, 2002, at the Company's direction, Salomon Smith Barney contacted Parent to discuss its offer, to seek additional information regarding its financing commitments and to request that Parent raise its offer price and withdraw its request for an agreement with Mr. William W. Winspear and his family to tender their shares of Common Stock. Following this discussion, Parent agreed to increase its offer to $50 per share in cash, but continued to condition its offer on Mr. Winspear and his family members agreeing to tender their shares into a tender offer without the ability to withdraw these shares in the event the merger agreement was terminated, including as a result of the Company's receipt of a superior proposal.

     Later in the day on March 11, 2002, Jones Day contacted Parent's counsel, White & Case LLP, to discuss the proposed tender agreement with the Winspear family members and other legal issues raised by Parent's offer. Jones Day's representative informed Parent's counsel that it would be difficult to advise the Board to accept an offer that would not permit Mr. Winspear to withdraw his shares from Parent's offer should the Board conclude it was necessary or appropriate to terminate the merger agreement in the exercise of its fiduciary duties.

     At a March 12, 2002 Board meeting, Salomon Smith Barney reviewed with the Board the offers that had been received in the Company's strategic review process and the valuation methodologies it expected to utilize in evaluating the consideration to be received in a transaction. Salomon Smith Barney also informed the Board that, in a telephone conversation that had taken place immediately prior to the Board meeting, Parent had stated that it would agree to limit the tender agreement to those shares owned by Mr. Winspear and it would agree to the termination rights suggested by Jones Day, subject to further negotiations of the termination fee and related provisions of the agreement. The Board then engaged in a detailed discussion regarding Parent's offer, the financing commitments that Parent had provided and the other offers that the Company had received. The Board also discussed the relative merits of remaining an independent public company. Following this discussion, the Board authorized management and its advisors to negotiate a definitive merger agreement with Parent. Following the Board meeting, Jones Day contacted White & Case to commence negotiations of the merger agreement.

     On March 13, 2002, a representative of Financial Buyer A informed Salomon Smith Barney that it would raise its offer and provide this revised offer in writing. Furthermore, Financial Buyer A stated that its offer would not be contingent on receipt of third-party financing. However, Financial Buyer A's revised offer price remained below Parent's offer price of $50 per share.

     Following a telephone conference on March 14, 2002 among the Company's management and its legal and financial advisors, the Company directed Salomon Smith Barney to contact Financial Buyer A and inform it that the Company was in advanced stages of negotiations with another party and that Financial Buyer A's proposal was not competitive. Following this discussion with Financial Buyer A, a representative of Financial Buyer A contacted Mr. William W. Winspear directly to discuss its revised offer. Mr. Winspear reiterated the Company's position. Later that night, Financial Buyer A again increased its offer, in writing, but the further revised offer from Financial Buyer A was still below Parent's offer. In a later discussion with the Company's financial advisor, Financial Buyer A stated that it did not intend to increase its offer further.

     On March 16, 2002, the Board met and considered the revised offer the Company had received from Financial Buyer A and the relative merits of the offers by Parent and Financial Buyer A and remaining an independent public company. Robert L. Winspear described for the Board the proposed terms of the revised commitment letters Parent had provided to the Company. Jones Day made a brief presentation regarding the Board's fiduciary duties in the context of the proposed merger agreement. Jones Day then reviewed with the Board the terms of the proposed merger agreement and the related transaction documents as negotiated with White & Case. Michael Caporale then described for the Board his discussions with Parent regarding the proposed employment and incentive arrangements for him and certain other executives following the completion of the proposed tender offer. Salomon Smith Barney reviewed with the Board its financial analysis of the consideration payable in the Offer and the Merger and rendered to the Board an oral opinion (which opinion was confirmed by delivery of a written opinion dated March 16, 2002) to the effect that, as of the date of the opinion and based upon and subject to certain matters stated in such opinion, the $50.00 per share cash consideration to be received in the Offer and the Merger by holders of Common Stock (other than Parent, Purchaser and their respective affiliates) was fair, from a financial point of view, to such holders.

     At the conclusion of the meeting, the Board authorized management to execute the merger agreement with Parent, subject to receiving executed copies of the revised commitment letters from Parent's lenders. The

Merger Agreement was executed by the Company and Parent on the evening of March 16, 2002 and publicly announced the following day.

     REASONS FOR THE BOARD'S RECOMMENDATION. In approving the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (the "Transaction"), and recommending that all holders of Common Stock accept the Offer and tender their shares of Common Stock pursuant to the Offer, the Board considered a number of factors, including:

     - the financial condition, results of operations and businesses of the Company, on both a historical and prospective basis, current industry, economic and market conditions, historical market prices, price to earnings multiples and recent trading patterns of the Common Stock, market prices and financial data relative to other companies engaged in the same or similar businesses as the Company and the prices and other terms of recent acquisition transactions in the Company's industry;

     - the Company's future prospects, its ability to access the capital markets and alternatives available to the Company as a stand-alone enterprise;

     - certain challenges facing the Company, including competition in each segment of the Company's businesses from other companies, particularly those with greater financial resources;

     - the relationship of the Offer Price to the historical market prices of the Common Stock, including that the Offer Price represents a 98.8% premium over the weighted average closing price for the Common Stock of $25.15 during the 12-month period ended March 14, 2002 and that the Common Stock had traded in the range of $15.50 to $51.05 in that same period;

     - the results of the process that had been conducted by the Board, with the assistance of management and the Company's financial and legal advisors, to evaluate the Company's strategic alternatives, including the fact that the Company had publicly announced that it had engaged a financial advisor to assist the Company in its review of strategic alternatives, that over 60 strategic and financial buyers were contacted and that confidential information had been provided to more than 40 potentially interested parties and that the Company did not receive any proposal that offered value superior to the Offer Price;

     - presentations by, and discussions with, senior management of the Company and representatives of the Company's financial and legal advisors regarding the Transaction;

     - that the terms of the Merger Agreement were determined through arm's-length negotiations between the Company and its financial and legal advisors, on the one hand, and Parent and its legal advisors, on the other;

     - the fact that the Merger Agreement provides for a prompt cash tender offer for all outstanding shares of Common Stock to be followed by the Merger at the same cash price per share, thereby enabling the Company's stockholders to obtain the benefits of the Transaction at the earliest possible time;

     - that the Offer is conditioned on the holders of at least a majority of the Common Stock, on a fully diluted basis, tendering their shares in the Offer and that Mr. William W. Winspear would enter into an agreement to tender approximately 42% of the Common Stock on a fully diluted basis in the Offer;

     - the form of consideration to be paid to the Company's stockholders pursuant to the Offer and the Merger, and the certainty of value of cash consideration;

     - the opinion dated March 16, 2002 of Salomon Smith Barney as to the fairness, from a financial point of view and as of such date, of the $50.00 per share cash consideration to be received in the Transaction by holders of Common Stock (other than Parent, Purchaser and their respective affiliates). The full text of Salomon Smith Barney's written opinion, dated March 16, 2002, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Salomon Smith Barney, is attached hereto as Annex A and is incorporated herein by reference. SALOMON SMITH BARNEY'S OPINION IS DIRECTED ONLY TO THE FAIRNESS FROM A FINANCIAL POINT OF VIEW OF THE $50.00 PER SHARE CASH CONSIDERATION TO BE RECEIVED IN THE TRANSACTION BY HOLDERS OF COMMON STOCK (OTHER THAN PARENT,

PURCHASER AND THEIR RESPECTIVE AFFILIATES) AND IS NOT INTENDED TO CONSTITUTE, AND DOES NOT CONSTITUTE, A RECOMMENDATION AS TO WHETHER ANY STOCKHOLDER SHOULD TENDER SHARES OF COMMON STOCK PURSUANT TO THE OFFER OR AS TO ANY OTHER ACTIONS
      TO BE TAKEN BY SUCH STOCKHOLDER IN CONNECTION WITH THE OFFER OR THE MERGER. HOLDERS OF COMMON STOCK ARE URGED TO READ SUCH OPINION CAREFULLY IN ITS ENTIRETY;

     - that the Offer and the Merger would be taxable to the Company stockholders and the cash paid to them pursuant to the Offer or the Merger could be used to satisfy any tax liability resulting from the Offer or the Merger;

     - the intention of Mr. William W. Winspear, the Company's Chairman, President and Chief Executive Officer, to retire or otherwise limit his role at the Company in the foreseeable future;

     - that the Merger Agreement permits the Company to request clarification from (but not to negotiate with or furnish nonpublic information to) a person or entity that makes an Acquisition Proposal (as defined in the Merger Agreement) to ascertain whether it is a Superior Proposal (as defined in the Merger Agreement) and to participate in discussions or negotiations with, or furnish information to, any person if the Board concludes, after consultation with its financial and legal advisors, that such person or entity has made a Superior Proposal;

     - that the Merger Agreement permits the Company to terminate the Merger Agreement if the Board determines, after consultation with its financial and legal advisors, to accept a Superior Proposal and after payment to Parent of a $11.5 million termination fee and reimbursement of up to $3.0 million in Parent's expenses, and that the Tender Agreement also terminates upon termination of the Merger Agreement;

     - that Parent has obtained a commitment letter from reputable financial institutions to provide the financing for the Transaction, including bridge financing, if necessary;

     - that Parent's obligation to accept any shares of Common Stock pursuant to the Offer is subject to a number of conditions, including receipt of the debt financing contemplated in the financing commitment letter provided to the Company by Parent;

     - the likelihood of obtaining required regulatory approvals; and

     - the ability of the Company stockholders who object to the Merger to obtain "fair value" for their shares of Common Stock if they exercise and perfect their appraisal rights under Delaware law.

     The foregoing discussion of information and factors considered and given weight by the Board is not intended to be exhaustive, but is believed to include all of the material factors, both positive and negative, considered by the Board. In evaluating the Transaction, the members of the Board considered their knowledge of the business, financial condition and prospects of the Company, and the views of the Company's management and its financial and legal advisors. In view of the wide variety of factors considered in connection with its evaluation of the Transaction, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determinations and recommendations. In addition, individual members of the Board may have given different weights to different factors.

     The Board recognized that, while the Offer and the consummation of the Merger gives the Company's stockholders the opportunity to realize a significant premium over the price at which the shares of Common Stock were traded prior to the Company's public announcement of the strategic review process, adopting the Merger Agreement would eliminate the opportunity for the Company's stockholders to participate in the future growth and profits of the Company. The Board also realized that the termination fee required by the terms of the Merger Agreement to be paid by the Company in certain circumstances would make it more costly for another potential purchaser to propose to acquire the Company. The Board believed that the loss of the opportunity to participate in the growth and profits of the Company following the Offer and the risks associated with the termination fee were reflected in the $50.00 per share price offered by Parent in the Offer, and that termination fee provisions are customary in transactions of this type.

     To the best of the Company's knowledge, each executive officer, director, affiliate and subsidiary of the Company who owns shares of Common Stock intends to tender all shares of Common Stock held of record or beneficially owned by such person or entity to Purchaser in the Offer.

ITEM 5.  PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     The Company has retained Salomon Smith Barney to act as its exclusive financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Salomon Smith Barney's engagement, the Company has agreed to pay Salomon Smith Barney customary fees for its financial advisory services, estimated to be approximately $5.5 million. The Company also has agreed to reimburse Salomon Smith Barney for reasonable travel and other expenses, including reasonable fees and expenses of its legal counsel, and to indemnify Salomon Smith Barney and related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Salomon Smith Barney's engagement. Salomon Smith Barney and its affiliates in the past have provided services to the Company and certain affiliates of Parent unrelated to the Offer and the Merger, for which services Salomon Smith Barney and its affiliates have received compensation. In the ordinary course of business, Salomon Smith Barney and its affiliates may actively trade or hold the securities of the Company and affiliates of Parent for their own account or for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Salomon Smith Barney and its affiliates, including Citigroup Inc. and its affiliates, may maintain relationships with the Company, Parent and their respective affiliates.

     Neither the Company nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to stockholders on its behalf concerning the Offer or the Merger.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     No transactions in the Common Stock have been effected during the past 60 days by the Company or its subsidiary or, to the best of the Company's knowledge, by any executive officer, director or affiliate of the Company.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

     Except as set forth in this Statement and the Offer to Purchase, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to:

     - a tender offer for or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person (other than the Note Tender discussed below);

     - any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company;

     - any purchase, sale, or transfer of a material amount of assets of the Company or any subsidiary of the Company; or

     - any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

     Except as set forth in this Statement or the Offer to Purchase, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

NOTE TENDER

     Promptly after commencement of the Offer, the Company is required to commence a cash tender offer to purchase all of its outstanding 9 1/4% Senior Subordinated Notes (the "Notes") and solicit certain consents from holders of the Notes. The description of the Note tender offer in Section 11. "Purpose of the Offer; Plans for the Company; Certain Agreements -- Merger Agreement -- Debt Tender Offer; Consent Solicitation" of the Offer to Purchase is filed herewith as Exhibit
(a)(2) and incorporated herein by reference.

ITEM 8.  ADDITIONAL INFORMATION

SECTION 14(f) INFORMATION STATEMENT

     The Information Statement attached as Annex B hereto is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders.

FINANCIAL FORECASTS

     The Company provided to Harvest Partners certain non-public business and financial information in connection with its analysis of the Company as described in Item 4. "The Solicitation or Recommendation -- Background; Reasons for the Board's Recommendation." The summary description of this information in
Section 7. "Certain Information Concerning the Company -- Certain Forecasts and Additional Financial Data for the Company" of the Offer to Purchase is filed herewith as Exhibit (a)(2) and incorporated herein by reference.

ANTI-TAKEOVER STATUTE

     As the Company is a Delaware corporation, the provisions of Section 203 of the DGCL by their terms apply to the approval of the Offer and the Merger. The description of these provisions and their applicability to the approval of the Offer and the Merger is contained in Section 15. "Certain Legal Matters; Regulatory Approvals -- State Takeover Laws" of the Offer to Purchase (which section is filed herewith as Exhibit (a)(2) and incorporated herein by reference). At its meeting held on March 16, 2002, the Board approved the Transaction Agreements and the transactions contemplated thereby, which approval rendered Section 203 of the DGCL inapplicable to the Transaction Agreements and the transactions contemplated thereby, including the Offer and the Merger.

APPRAISAL RIGHTS

     For a description of the appraisal rights applicable to the Merger (such rights not being applicable to the Offer), see Section 15. "Certain Legal Matters; Regulatory Approvals -- Appraisal Rights" of the Offer to Purchase (which section is filed herewith as Exhibit (a)(2) and incorporated herein by reference).

MERGER PROVISIONS

     Under Delaware law, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding shares of Common Stock, Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company's stockholders. However, if Purchaser does not acquire at least 90% of the outstanding shares of Common Stock pursuant to the Offer or otherwise and a vote of the Company's stockholders is required under Delaware law, a significantly longer period of time will be required to effect the Merger.

REGULATORY APPROVALS

     Under the provisions of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), applicable to the Offer, the purchase of shares of Common Stock in the Offer may be consummated after the expiration or termination of the applicable waiting period following the filing by Purchaser of a Notification and Report Form with respect to the Offer, unless Purchaser receives a request for additional information or documentary material from the Antitrust Division of the United States Department of Justice (the "Antitrust Division") or the Federal Trade Commission (the "FTC"). The description of this regulatory approval process in Section 15. "Certain Legal Matters; Regulatory Approvals -- Antitrust" of the Offer to Purchase is filed herewith as Exhibit
(a)(2) and incorporated herein by reference.

ITEM 9.  EXHIBITS

     The following Exhibits are filed herewith:

Exhibit
  No.                             Description
-------                           -----------
 (a)(1)   Letter to Stockholders of the Company, dated March 22, 2002.
 (a)(2)   Sections 7, 11, 14 and 15 of the Offer to Purchase, dated
          March 22, 2002 (incorporated by reference to Exhibit (a)(1)
          to the Schedule TO filed on March 22, 2002).
 (a)(3)   Opinion of Salomon Smith Barney Inc., dated March 16, 2002
          (included as Annex A to this Statement).
 (a)(4)   Press release issued by the Company on March 17, 2002
          (incorporated by reference to the Schedule 14D-9C filed by the Company on March 18, 2002).
 (e)(1)   Agreement and Plan of Merger, dated as of March 16, 2002,
          among Parent, Purchaser and the Company (incorporated by
          reference to Exhibit (d)(1) to the Schedule TO filed on
          March 22, 2002).
 (e)(2)   Tender and Voting Agreement, dated as of March 16, 2002, by and among Parent, Purchaser and Mr. William W. Winspear
          (incorporated by reference to Exhibit (d)(2) to the Schedule
          TO filed on March 22, 2002).
 (e)(3)   Confidentiality Agreement, dated as of November 28, 2001, by and between Harvest Partners and the Company (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed on
          March 22, 2002).
 (e)(4)   Non-Competition Agreement, dated March 16, 2002, between the
          Company and William W. Winspear.
 (e)(5)   Non-Solicitation Agreement, dated March 16, 2002, between
          the Company and Robert L. Winspear.
 (e)(6)   Amended and Restated Agreement, dated February 5, 2002,
          between the Company and Michael Caporale, Jr. (incorporated by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001
          (the "2001 Form 10-K")).
 (e)(7)   Severance Agreement, dated December 27, 2001, between the
          Company and Robert F. Hogan, Jr. (incorporated by reference to Exhibit 10.13 to the Company's 2001 Form 10-K).
 (e)(8)   Severance Agreement, dated December 27, 2001, between the
          Company and Robert L. Winspear (incorporated by reference to
          Exhibit 10.14 to the Company's 2001 Form 10-K).
 (e)(9)   Form of Indemnification Agreement between the Company and
          each of the directors and executive officers of the Company
          (incorporated by reference to Exhibit 10.14 to the Company's
          Registration Statement on Form S-1, SEC File No. 33-84110).
(e)(10)   Proposed Memorandum of Understanding between Michael
          Caporale, Jr. and Parent, draft dated March 15, 2002.
(e)(11)   Associated Materials Incorporated Amended and Restated 1994
          Stock Incentive Plan (incorporated by reference to Exhibit
          10.1 to the Company's Quarterly Report on Form 10-Q for the
          period ended June 30, 2001).
(e)(12)   Associated Materials Incorporated Employee Stock Purchase
          Plan (incorporated by reference to Exhibit 10.2 to the
          Company's Quarterly Report on Form 10-Q for the period ended
          June 30, 2001).
(e)(13)   Amendment to Associated Materials Incorporated Employee
          Stock Purchase Plan, dated December 27, 2001 (incorporated by reference to Exhibit 10.10 to the Company's 2001 Form
          10-K).
(e)(14)   Associated Materials Incorporated Incentive Bonus Plan
          (incorporated by reference to Exhibit 10.10 to the Company's
          Annual Report on Form 10-K for the fiscal year ended
          December 31, 2000).
(e)(15)   The Information Statement of the Company, dated March 22,
          2002 (included as Annex B to this Statement).

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated March 22, 2002                      ASSOCIATED MATERIALS INCORPORATED

                                          By: /s/ ROBERT L. WINSPEAR
                                            ------------------------------------
                                            Robert L. Winspear
                                            Vice President and Chief Financial
                                              Officer

                                                                         ANNEX A


                        [SALOMON SMITH BARNEY LETTERHEAD]



March 16, 2002

The Board of Directors
Associated Materials Incorporated
2200 Ross Avenue
Suite 4100 East
Dallas, TX 75201

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the common stock of Associated Materials Incorporated ("Associated Materials"), other than Harvest/AMI Holdings Inc. ("Harvest"), Simon Acquisition Corp., a wholly owned subsidiary of Harvest ("Merger Sub"), and their respective affiliates, of the Cash Consideration (as defined below) provided for in the Agreement and Plan of Merger, dated as of March 16, 2002 (the "Merger Agreement"), among Harvest, Merger Sub and Associated Materials. As more fully described in the Merger Agreement, (i) Harvest will cause Merger Sub to commence an offer to purchase all of the outstanding shares of the common stock, par value $0.0025 per share, of Associated Materials ("Associated Materials Common Stock") at a price of $50.00 per share, net to the seller in cash (the "Cash Consideration" and, such offer, the "Offer") and (ii) subsequent to the Offer, Merger Sub will be merged with and into Associated Materials (the "Merger" and, together with the Offer, the "Transaction") and each outstanding share of Associated Materials Common Stock not previously tendered in the Offer will be converted into the right to receive the Cash Consideration.

In arriving at our opinion, we reviewed the Merger Agreement and certain related documents and held discussions with certain senior officers, directors and other representatives and advisors of Associated Materials and certain senior officers and other representatives and advisors of Harvest concerning the business, operations and prospects of Associated Materials. We examined certain publicly available business and financial information relating to Associated Materials as well as certain financial forecasts and other information and data which were provided to or otherwise discussed with us by the management of Associated Materials. We reviewed the financial terms of the Transaction as set forth in the Merger Agreement in relation to, among other things: current and historical market prices and trading volumes of Associated Materials Common Stock; the historical and projected operating data of Associated Materials; and the financial condition and capitalization of Associated Materials. We considered, to the extent publicly available, the financial terms of other transactions recently effected which we considered relevant in evaluating the Transaction and analyzed certain financial, stock market and other publicly available information relating to the businesses of other companies whose operations we considered relevant in evaluating those of Associated Materials. In addition to the foregoing, we conducted such other analyses and examinations and considered such other financial, economic and market criteria as we deemed appropriate in arriving at our opinion.

In rendering our opinion, we have assumed and relied, without independent verification, upon the accuracy and completeness of all financial and other information and data publicly available or furnished to or otherwise reviewed by or discussed with us. With respect

The Board of Directors
Associated Materials Incorporated
March 16, 2002
Page 2


to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with us, we have been advised by the management of Associated Materials that such forecasts (including adjustments thereto) and other information and data were reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of Associated Materials as to the future financial performance of Associated Materials. We have assumed, with your consent, that the Transaction will be consummated in accordance with its terms, without waiver, modification or amendment of any material term, condition or agreement, and in compliance with all applicable laws (including laws relating to insolvency and fraudulent conveyance). We also have assumed, with your consent, that, in the course of obtaining the necessary regulatory or third party approvals and consents for the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Transaction. We have not made or been provided with an independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Associated Materials nor have we made any physical inspection of the properties or assets of Associated Materials. In connection with our engagement, we were requested to solicit, and we held discussions with, certain third parties regarding the possible acquisition of Associated Materials. We express no view as to, and our opinion does not address, the relative merits of the Transaction as compared to any alternative business strategies that might exist for Associated Materials or the effect of any other transaction in which Associated Materials might engage. Our opinion is necessarily based upon information available to us, and financial, stock market and other conditions and circumstances existing and disclosed to us, as of the date hereof.

Salomon Smith Barney Inc. has acted as financial advisor to Associated Materials in connection with the proposed Transaction and will receive a fee for such services, a significant portion of which is contingent upon the consummation of the Transaction. We also will receive a fee upon delivery of this opinion. We and our affiliates in the past have provided services to Associated Materials and certain affiliates of Harvest unrelated to the proposed Transaction, for which services we and our affiliates have received compensation. In the ordinary course of our business, we and our affiliates may actively trade or hold the securities of Associated Materials and affiliates of Harvest for our own account or for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities. In addition, we and our affiliates (including Citigroup Inc. and its affiliates) may maintain relationships with Associated Materials, Harvest and their respective affiliates.

Our advisory services and the opinion expressed herein are provided for the information of the Board of Directors of Associated Materials in its evaluation of the Transaction, and our opinion is not intended to be and does not constitute a recommendation to any stockholder as to whether such stockholder should tender shares of Associated Materials Common Stock pursuant to the Offer or as to any other actions to be taken by such stockholder in connection with the Transaction.

The Board of Directors
Associated Materials Incorporated
March 16, 2002
Page 3


Based upon and subject to the foregoing, our experience as investment bankers, our work as described above and other factors we deemed relevant, we are of the opinion that, as of the date hereof, the Cash Consideration to be received in the Transaction by the holders of Associated Materials Common Stock (other than Harvest, Merger Sub and their respective affiliates) is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ SALOMON SMITH BARNEY INC.

SALOMON SMITH BARNEY INC.

                                                                         ANNEX B

                       ASSOCIATED MATERIALS INCORPORATED
                       2200 ROSS AVENUE, SUITE 4100 EAST
                              DALLAS, TEXAS 75201

                             ---------------------

                       INFORMATION STATEMENT PURSUANT TO
                    SECTION 14(f) OF THE SECURITIES EXCHANGE
                     ACT OF 1934 AND RULE 14f-1 THEREUNDER

                             ---------------------

     This Information Statement is being mailed on or about March 22, 2002 as part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Statement") of Associated Materials Incorporated (the "Company"). You are receiving this Information Statement in connection with the possible election of persons designated by Associated Materials Holdings Inc. (formerly known as Harvest/AMI Holdings Inc.), a Delaware corporation ("Parent"), to a majority of seats on the Board of Directors of the Company (the "Board"). On March 16, 2002, the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") with Parent and Simon Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent ("Purchaser"), pursuant to which Purchaser is required to commence a tender offer to purchase all outstanding shares of common stock, par value $0.0025 per share, of the Company (the "Common Stock"), at a price per share of $50.00, net to the seller in cash (the "Offer Price"), upon the terms and conditions set forth in Purchaser's Offer to Purchase, dated March 22, 2002, and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase and any amendments and supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement on Schedule TO (as amended from time to time, the "Schedule TO") filed by Purchaser, Parent, Harvest Partners III, L.P., Harvest Partners Beteiligungsgesellschaft Burgerlichen Rechts (mit Haftungsbeschrankung), Harvest Partners IV, L.P. and Harvest Partners IV GmbH & Co. KG with the United States Securities and Exchange Commission (the "SEC") on March 22, 2002. The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with Delaware law, Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will be a wholly-owned subsidiary of Parent. At the effective time of the Merger (the "Effective Time"), each issued and outstanding share of Common Stock (other than shares of Common Stock that are owned by Parent, Purchaser, any of their respective subsidiaries, the Company or its subsidiary, and shares held by stockholders of the Company who do not tender their shares of Common Stock in the Offer and who have properly demanded and perfected appraisal rights under
Section 262 of Delaware law) will be converted into the right to receive the Offer Price.

     The Offer, the Merger, and the Merger Agreement are more fully described in the Statement to which this Information Statement forms Annex B, which was filed by the Company with the SEC on March 22, 2002 and which is being mailed to stockholders of the Company along with this Information Statement.

     This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 promulgated thereunder. The information set forth herein supplements certain information set forth in the Statement. Information set forth herein related to Parent, Purchaser or Parent's Designees (as defined herein) has been provided by Parent. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein.

     Pursuant to the Merger Agreement, Purchaser commenced the Offer on Friday, March 22, 2002. The Offer is scheduled to expire at 12:00 p.m. Midnight, New York City time, on Thursday, April 18, 2002, unless extended by Purchaser.

                                    GENERAL

     The Common Stock is the only class of equity securities of the Company outstanding which is entitled to vote at a meeting of the stockholders of the Company. Each share of Common Stock is entitled to one vote. As of March 21, 2002, there were 6,774,027 shares of Common Stock outstanding, of which Parent and Purchaser own no shares.

              RIGHTS TO DESIGNATE DIRECTORS AND PARENT'S DESIGNEES

THE BOARD OF DIRECTORS OF THE COMPANY

     Subject to compliance with Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, as soon as practicable following the purchase by Purchaser pursuant to the Offer of such number of shares of Common Stock, together with any shares of Common Stock then owned by Parent or any of its subsidiaries, that represents a majority of the then outstanding shares of Common Stock (on a fully diluted basis), Parent will be entitled to designate a majority of directors to the Board ("Parent's Designees"). At such time, the Company is obligated to use its reasonable best efforts to cause Parent's Designees to be appointed to the Board, including using its reasonable best efforts to cause relevant directors to resign or to increase the size of the Board, subject to the limitations of the Company's certificate of incorporation and bylaws. At the request of Parent, the Company is to also use its reasonable best efforts to cause the Board's committees, each board of directors of each of the Company's subsidiaries and each such committee of each such board to include persons designated by Parent to constitute the same percentage of each such board or committee as Parent's Designees are of the Board. However, even if Parent's Designees are appointed or elected to the Board, until the Effective Time, the Company, Parent and Purchaser have agreed to use their respective reasonable best efforts to ensure that the Board includes at least two "Continuing Directors." Continuing Directors are directors of the Company who were members of the Board on the date of the Merger Agreement and who voted to approve the Merger Agreement, and such additional directors of the Company who are not related to or affiliated with Parent, Purchaser or any of their affiliates and who were designated as "Continuing Directors" for purposes of the Merger Agreement by a majority of the Continuing Directors in office at the time of such designation.

NAME, AGE, PRINCIPAL OCCUPATION AND EMPLOYMENT HISTORY

     Parent has informed the Company that it will select the Parent's Designees from the individuals named in the table below to serve on the Board. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the Parent's Designees is currently a director of, or holds any position with, the Company. To Parent's knowledge, except as set forth below and in the Offer to Purchase, none of the Parent's Designees or any of their associates beneficially owns any equity securities or rights to acquire securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC. The name, age, present principal occupation or employment and five-year employment history of each of the following individuals are set forth below. The current business address for each individual listed below, unless indicated below, is c/o Harvest Associates III, LLC, 280 Park Avenue,

New York, New York 10017, Telephone: (212) 599-6300. Each such person is, unless indicated below, a citizen of the United States.

NAME                           AGE              PRINCIPAL OCCUPATION OR OCCUPATIONS
----                           ---              -----------------------------------
Ira D. Kleinman..............  45    President of Simon Acquisition Corp. (March 15, 2002 to
                                     present); President of Associated Materials Holdings Inc.
                                     (March 7, 2002 to present). Mr. Kleinman has been a
                                     General Partner of Harvest Partners for more than the
                                     past five years and is currently a member of Harvest
                                     Associates III, LLC and Harvest Associates IV, LLC. Mr.
                                     Kleinman is a director for Global Power Equipment Group
                                     Inc.
Harvey P. Mallement..........  61    Treasurer and Assistant Secretary of Simon Acquisition
                                     Corp. (March 15, 2002 to present); Treasurer and
                                     Assistant Secretary of Associated Materials Holdings Inc.
                                     (March 7, 2002 to present). Mr. Mallement has been a
                                     Managing General Partner of Harvest Partners for more
                                     than the past five years and is currently a member of
                                     Harvest Associates III, LLC and Harvest Associates IV,
                                     LLC.
William J. Kane..............  45    Executive Vice President of Harvest Partners Inc. (June
                                     16, 1986 to present). He is a member of Harvest
                                     Associates III, LLC and Harvest Associates IV, LLC. Mr.
                                     Kane is or was a director of Taylor Medical, Inc.
                                     (1989-1995), Daniel Holdings Corp. (1993 to 1996) and
                                     Daniel Products Co., Inc (1993 to 1996), LSF Holdings,
                                     Inc. (1996 to 1998), Lida Stretch Fabrics, Inc. (1996 to
                                     1998), Communication Dynamics, Inc. and certain
                                     subsidiaries (1996 to present), Scandura Holdings, Inc.
                                     (1995 to 1997), Scandura Inc. (1995 to 1997), HCS
                                     Holdings, Inc. (1998 to present), Home Care Supply, Inc.
                                     (1998 to present), IRMC Holdings, Inc. (1998 to present),
                                     and IntelliRisk Management Corp. (1998 to present).
Harvey Wertheim..............  62    Managing General Partner of Harvest Partners (from April
                                     1981 to present). He is currently a member of Harvest
                                     Associates III, LLC and Harvest Associates IV, LLC. He is
                                     also a director of IntelliRisk Management Corp.,
                                     Communication Dynamics, Inc., Lund International
                                     Holdings, Inc., Career Horizons, Inc., Symbol
                                     Technologies Inc., Lida Stretch Fabrics, Inc., Scandura
                                     Inc., OK Industries, Inc, and National Revenue Corp.
Jonathan C. Angrist..........  31    Secretary and Assistant Treasurer of Simon Acquisition
                                     Corp. (March 15, 2002 to present); Secretary and
                                     Assistant Treasurer of Associated Materials Holdings Inc.
                                     (March 7, 2002 to present); Senior Associate of Harvest
                                     Partners (November 3, 1997 to 1999); Vice President of
                                     Harvest Partners (1999 to Present); Consultant of Sibson
                                     & Company (June 1993 to November 1997). Mr. Angrist is a
                                     director of IRMC Holdings, Inc.

                    CURRENT DIRECTORS AND EXECUTIVE OFFICERS

     The following information concerning the current directors, executive officers and other key employees of the Company is as of March 1, 2002.

     WILLIAM W. WINSPEAR, AGE 68. Mr. Winspear has been Chairman of the Board, President and Chief Executive Officer of the Company since its inception in 1983. Mr. Winspear was President and Chief Executive Officer of Chaparral Steel Company from 1975 to 1982. Mr. Winspear is the father of Robert L. Winspear.

     MICHAEL CAPORALE, JR., AGE 50. Mr. Caporale was named Chief Executive Officer of the Alside division and became a director of the Company in February 2001. Mr. Caporale joined the Company in January 2000 as President of the Alside Window Company, became President and Chief Operating Officer of the Company's Alside division in April 2000 and was named a Vice President of the Company in August 2000. Prior to joining the Company, Mr. Caporale was the President of Great Lakes Window, Inc., a subsidiary of Nortek, Inc., where he had been employed since 1995.

     RICHARD I. GALLAND, AGE 85. Mr. Galland became a director of the Company in 1984, is the Chairman of the Audit Committee and currently serves as a member of the Compensation Committee. Mr. Galland was formerly Chairman of the Board and Chief Executive Officer of American Petrofina Incorporated, an integrated petroleum and petrochemical company, and formerly Of Counsel to the international law firm of Jones, Day, Reavis & Pogue. Mr. Galland is also a director of D. R. Horton, Inc., a homebuilding company.

     JOHN T. GRAY, AGE 66. Mr. Gray became a director of the Company in 1998 and serves as a member of the Compensation Committee. Mr. Gray is a General Partner in Brynwood Partners, a private equity investment fund. From 1982 to 1995, Mr. Gray was President and Chief Executive Officer of the Genie Company, a manufacturer of automatic garage door openers. Mr. Gray is also a director of Lincoln Snacks, Inc., a snack food manufacturer and J.B. Williams Co., a marketer of men's grooming and cold-care products.

     JAMES F. LEARY, AGE 71. Mr. Leary became a director of the Company in 1984 and serves as a member of the Audit and Compensation Committees. Mr. Leary is a managing director of Benefit Capital South West, Inc., a financial consulting firm. From 1995 to 1998, Mr. Leary was Vice Chairman -- Finance and a director of Search Financial Services Inc., a consumer finance company. In March 1998, Search Financial filed a voluntary petition for reorganization under Chapter 11 of the Bankruptcy Code. Mr. Leary is also a director of certain mutual funds managed by Capstone Asset Management Inc. and is a director of Prospect Street High Income Fund, a mutual fund.

     ALAN B. LERNER, AGE 71. Mr. Lerner became a director of the Company in May 1997 and is the Chairman of the Compensation Committee and currently serves as a member of the Audit Committee. Mr. Lerner retired in 1993 as a Senior Executive Vice President of Associates Corporation of North America, a consumer and commercial finance company, where he had been employed since 1981.

     A. A. MEITZ, AGE 64. Mr. Meitz became a director of the Company in 1993 and serves as a member of the Audit and Compensation Committees. Mr. Meitz retired as Senior Vice President of the consulting firm of Booz, Allen & Hamilton, Inc. where he was employed from 1965 through 1994. Mr. Meitz is also currently a director of the Northern Trust Bank of Texas.

     ROBERT F. HOGAN, JR., AGE 45. Mr. Hogan has been President and Chief Executive Officer of AmerCable since 1993 and a Vice President of the Company since 1984. Prior to becoming President of AmerCable, Mr. Hogan was Treasurer and Secretary of the Company from 1984 to 1993.

     ROBERT L. WINSPEAR, AGE 36. Mr. Winspear joined the Company in 1993, was named Vice President, Treasurer and Secretary in October 1993 and was named Chief Financial Officer in 1998. Prior to joining the Company, Mr. Winspear was employed by the Dallas office of Andersen. Mr. Winspear is the son of William W. Winspear.

     KENNETH L. BLOOM, AGE 39. Mr. Bloom joined the Company in July 2000 as Alside's Vice President of Window Manufacturing. Mr. Bloom was named President of the Company's Alside Window Company in March 2001. Prior to joining the Company, Mr. Bloom was Corporate Vice President of Field Container Co., L.P., where he had been employed since 1996.

     WAYNE D. FREDRICK, AGE 55.  Mr. Fredrick was named Group Vice
President -- Window Products of Alside in 1997. From 1990 to 1996, Mr. Fredrick was Senior Vice President -- Window Products of Alside. Mr. Fredrick joined Alside in 1973.

     GARY D. HOFMANN, AGE 45.  Mr. Hofmann was named Group Vice
President -- Vinyl Siding of Alside in October 2000. From 1997 to 2000, Mr. Hofmann was Senior Vice President -- Vinyl Siding Sales of Alside. Mr. Hofmann joined Alside in 1995.

     D. KEITH LAVANWAY, AGE 37. Mr. LaVanway joined the Company in February 2001 as Vice President -- Chief Financial Officer of Alside and was also named a Vice President of the Company. Prior to joining the Company, Mr. LaVanway was employed by Nortek, Inc. from 1995 to 2001, most recently as Vice
President -- Chief Financial Officer of Peachtree Doors and Windows Company.

     BENJAMIN L. MCGARRY, AGE 54.  Mr. McGarry was named Group Vice
President -- Vinyl Manufacturing of Alside in 1997. From 1984 to 1996, Mr. McGarry was Senior Vice President -- Manufacturing of Alside. Mr. McGarry joined Alside in 1980.

     All directors of the Company are elected annually with terms expiring at the Company's next annual meeting of stockholders. All officers of the Company serve at the discretion of the Board. Mr. Caporale and the Company are parties to an employment agreement that provides for Mr. Caporale to serve as President and Chief Executive Officer of the Company's Alside division. See "Executive Compensation -- Compensation and Incentive Programs -- Employment Agreement."

     Messrs. Bloom, Fredrick, Hofmann, LaVanway and McGarry are considered key employees of the Company because of their responsibilities as divisional officers in the respective capacities indicated. The Company, however, does not consider these employees to be executive officers of the Company.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Securities Exchange Act of 1934 requires the Company's directors and executive officers, and persons who own more than 10% of the Common Stock, to file with the SEC initial reports of ownership and reports of changes in ownership of the Common Stock beneficially owned by them. Directors, executive officers and greater than 10% stockholders are required to furnish the Company with copies of all Section 16(a) reports they file with the SEC.

     To the Company's knowledge, based solely on review of copies of the reports furnished to the Company or written representations from certain reporting persons, during the year ended December 31, 2001, all Section 16(a) filing requirements applicable to the directors, executive officers and greater than 10% stockholders were complied with by these persons, except that Mr. William Winspear filed one report with respect to a gift of shares on March 1, 2001, when that report was required to be filed on February 14, 2001.

                 BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

     BOARD OF DIRECTORS. The Board currently consists of seven members. During 2001, the Board held seven meetings. The Board has established standing Audit and Compensation Committees to assist it in the discharge of its responsibilities. The Board may also appoint other committees for specialized functions as appropriate. In 2001, each director attended all Board and applicable committee meetings held during the period he was a director except for one director who was unable to attend one Board meeting.

     AUDIT COMMITTEE. The members of the Audit Committee are Mr. Galland (Chairman), Mr. Leary, Mr. Lerner and Mr. Meitz and each are independent as independence is defined by Rule 4200(a)(15) of the National Association of Securities Dealers' listing standards. The Audit Committee met four times in 2001. The Audit Committee is responsible for recommending an accounting firm to serve as the Company's independent auditors, reviewing the annual audit of the Company, reviewing audit and any nonaudit fees paid to the Company's independent auditors and reviewing the scope and results of internal audit activities. The Audit Committee reports its findings and recommendations to the Board for appropriate action. The report by the Audit Committee appears below.

     COMPENSATION COMMITTEE. The members of the Compensation Committee are Mr. Lerner (Chairman), Mr. Galland, Mr. Gray, Mr. Leary and Mr. Meitz. The Compensation Committee met twice in 2001. The Compensation Committee supervises the Company's compensation policies, administers incentive plans, reviews officers' salaries and bonuses, approves significant changes in employee benefits and recommends to the Board other forms of compensation as it deems appropriate. The report by the

Compensation Committee discussing compensation for executive officers of the Company appears elsewhere in this Information Statement.

     DIRECTOR NOMINATIONS. The Company does not have a nominating committee. The functions customarily performed by a nominating committee are performed by the Board as a whole. Written nominations by stockholders for directors will be considered, provided they are received by the Secretary of the Company at its principal executive offices pursuant to timely advance written notice in accordance with the Company's Bylaws. The Company's Bylaws require that notice be given not less than 50 days in advance of the annual meeting, subject to certain exceptions. The Bylaws also require that certain information be provided, including the identity and address of the nominating stockholder, a representation that the stockholder is a holder of record and entitled to vote for the election of directors as well as the information regarding the proposed nominee that would be required to be included in a proxy statement soliciting proxies for the proposed nominee.

     DIRECTOR COMPENSATION. Directors, including directors who are employees of the Company, receive an annual retainer of $16,000 plus $3,500 for each Board meeting and $1,000 for each committee meeting attended in person or $1,000 for each such meeting in which participation was by telephone. Directors are also reimbursed for reasonable travel expenses incurred in attending Board and committee meetings.

                             AUDIT COMMITTEE REPORT

     The Board of Directors has adopted a written Audit Committee Charter, a copy of which is available upon request from the Secretary of the Company. All members of the Audit Committee are independent as defined by The Nasdaq Stock Market's listing standards.

     The Audit Committee has reviewed and discussed with the Company's management and Ernst & Young LLP, the Company's independent auditors, the audited financial statements of the Company contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2001. The Audit Committee has also discussed with the Company's independent auditors the matters required to be discussed pursuant to SAS No. 61 (Codification of Statements on Auditing Standards, Communication with Audit Committees).

     The Audit Committee has received and reviewed the written disclosures and the letter from Ernst & Young LLP required by Independence Standards Board Standard No. 1 (titled, "Independence Discussions with Audit Committees"), and has discussed with Ernst & Young LLP its independence. The Audit Committee has also considered whether the provision of non-audit services to the Company by Ernst & Young LLP is compatible with maintaining its independence.

     Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, filed with the SEC.

THE AUDIT COMMITTEE OF THE BOARD

Richard I. Galland   James F. Leary  Alan B. Lerner  A.A. Meitz
     Chairman

                      BENEFICIAL OWNERSHIP OF COMMON STOCK

     The following table sets forth as of March 1, 2002, the beneficial ownership of Common Stock by each current director of the Company, each of the Company's current executive officers and all such directors and executive officers of the Company as a group.

                                                                 SHARES
                                                              BENEFICIALLY
NAME OF BENEFICIAL OWNER                                         OWNED       PERCENTAGE
------------------------                                      ------------   ----------
William W. Winspear(1)......................................   3,097,242       45.7%
Michael Caporale(2).........................................     100,000        1.5%
Richard I. Galland..........................................      22,718          *
John T. Gray(2).............................................      15,000          *
James F. Leary..............................................       1,000          *
Alan B. Lerner(2)...........................................      55,000          *
A. A. Meitz(2)..............................................      40,000          *
Robert F. Hogan, Jr.(2).....................................     104,000        1.5%
Robert L. Winspear(2)(3)....................................     386,192        5.7%
All directors and executive officers as a group (9
  persons)..................................................   3,470,960       49.4%

---------------

 *  Less than 1%.

(1) Includes 2,911,165 shares of Common Stock held of record by the Winspear Family Limited Partnership ("Winspear Partnership") and 100,000 shares of Common Stock held of record by Winspear Family Investments, Ltd. ("Winspear Investments"). Mr. William Winspear is the trustee of a trust that is the general partner of the Winspear Partnership and is a general partner of Winspear Investments. Also includes 21,709 shares of Common Stock held by a trust established by Mr. Winspear's spouse, for which Mr. Winspear is the trustee. Mr. Winspear disclaims beneficial ownership of the shares owned by this trust. According to a Schedule 13G filed by Mr. William Winspear, he has sole voting power with respect to 1,681,025 shares of Common Stock and sole dispositive power with respect to 3,097,242 shares of Common Stock. The address of Mr. William Winspear, the Winspear Partnership and Winspear Investments is 2200 Ross Avenue, Suite 4100 East, Dallas, Texas 75201.

(2) Includes options to purchase Common Stock held by Mr. Caporale (100,000 shares), Mr. Gray (15,000 shares), Mr. Hogan (24,000 shares), Mr. Lerner (40,000 shares), Mr. Meitz (40,000 shares) and Mr. Robert Winspear (36,000 shares).

(3) Includes 252,182 shares held of record by the Winspear Partnership and 98,010 shares held of record by Winspear Investments, as to which Mr. Robert Winspear has voting rights. Mr. Robert Winspear disclaims beneficial ownership of the shares owned by Winspear Investments. According to a
    Schedule 13G filed by Mr. Robert Winspear, he has sole voting power with respect to 386,192 shares of Common Stock and sole dispositive power with respect to 36,000 shares of Common Stock. Mr. Robert Winspear's address is 2200 Ross Avenue, Suite 4100 East, Dallas, Texas 75201.

     The following table sets forth information regarding the number and percentage of shares of Common Stock beneficially owned by all persons and entities who are known by the Company to beneficially own five percent or more of the outstanding Common Stock, other than directors and executive officers of the Company, whose share ownership is reflected in the table above. The information regarding beneficial ownership of Common Stock by the persons and entities identified below is included in reliance on a report filed with the SEC by these persons and entities, except that the percentage is based upon the Company's calculations made in reliance upon the number of shares reported to be beneficially owned by the person or entity in the report and the number of shares of Common Stock outstanding on March 1, 2002.

                                                                 SHARES
                                                              BENEFICIALLY
NAME OF BENEFICIAL OWNER                                         OWNED       PERCENTAGE
------------------------                                      ------------   ----------
Donald W. Winspear(1).......................................    586,182         8.7%
Malcolm G. Winspear(2)......................................    583,582         8.6%
Prudential Financial, Inc.(3)...............................    550,000         8.1%
Wellington Management Company, LLP(4).......................    438,400         6.5%

---------------

(1) According to a Schedule 13G filed by Donald Winspear, he has sole voting power with respect to 582,182 shares of Common Stock, shared voting power with respect to 4,000 shares of Common Stock, sole dispositive power with respect to 330,000 shares of Common Stock and shared dispositive power with respect to 4,000 shares of Common Stock. These shares include 252,182 shares held of record by the Winspear Partnership, as to which Mr. Winspear has voting rights, 330,000 shares held of record by the Winspear Foundation, a charitable trust intended to qualify as an exempt organization under Section 501(c)(3) of the Internal Revenue Code, and 4,000 shares Mr. Winspear owns jointly with his spouse. Mr. Donald Winspear is a trustee of the Winspear Foundation. In that capacity, he has the sole power to vote and dispose of 330,000 shares of Common Stock. Mr. Donald Winspear disclaims beneficial ownership of the shares owned by the Winspear Foundation. Mr. Donald Winspear's address is 7502 Greenville Avenue, Suite 500, Dallas, Texas 75231.

(2) According to a Schedule 13G filed by Malcolm Winspear, he has sole voting power with respect to 582,182 shares of Common Stock, shared voting power with respect to 1,400 shares of Common Stock, sole dispositive power with respect to 330,000 shares of Common Stock and shared dispositive power with respect to 1,400 shares of Common Stock. These shares include 252,182 shares held of record by the Winspear Partnership, as to which Mr. Winspear has voting rights, 330,000 shares held of record by the Winspear Foundation, a charitable trust intended to qualify as an exempt organization under Section 501(c)(3) of the Internal Revenue Code, and 1,400 shares Mr. Winspear owns jointly with his spouse. Mr. Malcolm Winspear is a trustee of the Winspear Foundation. In that capacity, he has the sole power to vote and dispose of 330,000 shares of Common Stock. Mr. Malcolm Winspear disclaims beneficial ownership of the shares owned by the Winspear Foundation. Mr. Malcolm Winspear's address is 3773 State Road, Cuyahoga Falls, Ohio 44223.

(3) According to a Schedule 13G filed by Prudential Financial, Inc., Prudential beneficially owns 550,000 shares of Common Stock. Prudential's address is 751 Broad Street, Newark, New Jersey 07102-3777.

(4) According to a Schedule 13G filed by Wellington Management Company, LLP, Wellington has shared voting power with respect to 235,400 shares of Common Stock and shared dispositive power with respect to 438,400 shares of Common Stock. Wellington's business address is 75 State Street, Boston, Massachusetts 02109.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth the annual compensation paid by the Company for services rendered in 2001, 2000 and 1999 by the chief executive officer and each of the other executive officers of the Company.

                                                                                     LONG-TERM
                                                                                   COMPENSATION
                                                  ANNUAL COMPENSATION                 AWARDS
                                         -------------------------------------   -----------------
                                FISCAL                          OTHER ANNUAL     SHARES UNDERLYING    ALL OTHER
NAME AND PRINCIPAL POSITION      YEAR     SALARY     BONUS     COMPENSATION(1)    OPTIONS/SARS(2)    COMPENSATION
---------------------------     ------   --------   --------   ---------------   -----------------   ------------
William W. Winspear...........   2001    $530,833   $667,185            --                  0          $ 44,800(3)
  Chairman of the Board,         2000    $507,500   $612,870            --                  0          $ 39,450
  President and Chief
    Executive                    1999    $492,917   $512,500            --                  0          $ 36,000
  Officer
Michael Caporale(4)...........   2001    $412,504   $354,409       $66,271                  0          $214,731(5)
  President and Chief
    Executive                    2000    $335,417   $140,000       $53,157            100,000          $ 74,282
  Officer of the Company's
  Alside division
Robert F. Hogan, Jr. .........   2001    $262,500   $177,930            --                  0          $  6,800(6)
  President and Chief
    Executive                    2000    $249,167   $158,435            --                  0          $  5,950
  Officer of the Company's       1999    $238,750   $ 42,985            --                  0          $  5,600
  AmerCable division
Robert L. Winspear............   2001    $208,333   $ 66,719            --                  0          $  6,800(6)
  Vice President and             2000    $197,500   $ 61,287            --                  0          $  5,950
  Chief Financial Officer        1999    $181,667   $ 51,251            --                  0          $  5,600

---------------

(1) Includes amounts for the payment of income taxes relating to relocation expenses paid by the Company in 2001 and 2000 and taxable to Mr. Caporale. Perquisites and other personal benefits received by the Company's other executive officers are not included in the Summary Compensation Table because the aggregate amount of this compensation, if any, did not meet disclosure thresholds established under current SEC regulations.

(2) In January 2000, Mr. Caporale was granted an option to purchase 50,000 shares of Common Stock at $14.4375 per share, the fair market value on the grant date. In March 2000, Mr. Caporale was granted an option to purchase an additional 50,000 shares of Common Stock at $13.875 per share, the fair market value on the grant date. These options vested 50% on the date of grant and the balance vests on the second anniversary of the grant date.

(3) Includes directors fees of $38,000 and amounts accrued or allocated under a defined contribution plan of $6,800.

(4) Mr. Caporale joined the Company in January 2000.

(5) Includes directors fees of $25,500, amounts accrued or allocated under a defined contribution plan of $6,800, a cash payment of $100,002 made under the terms of Mr. Caporale's employment agreement in consideration of the cancellation of stock options granted by his previous employer and moving expenses of $82,429 incurred by Mr. Caporale and paid by the Company under the terms of his employment agreement.

(6) Represents amounts accrued or allocated under a defined contribution plan.

COMPENSATION AND INCENTIVE PROGRAMS

     INCENTIVE BONUS PLAN. The Company maintains an Incentive Bonus Plan providing for annual bonus awards to certain key employees, including each of the executive officers of the Company. Bonus amounts are based on pre-tax profits of the Company or, in the case of Alside and AmerCable personnel, the pre-tax profits or return on invested capital of these divisions. This Plan is administered by the Compensation Committee, none of the members of which are eligible for a bonus award under this plan. Bonus payments under the

Incentive Bonus Plan are not guaranteed. Cash bonuses accrued in 2001, 2000 and 1999 to each of the Company's executive officers are set forth in the Summary Compensation Table.

     EMPLOYMENT AGREEMENT. The Company is a party to an employment agreement with Michael Caporale pursuant to which he serves as the President and Chief Executive Officer of the Company's Alside division. The employment agreement has an initial term that expires on December 31, 2004, and renews automatically each year for an additional one-year period unless either party provides notice prior to renewal that the employment agreement is not to be extended. The employment agreement provides for an annual base salary of $475,000, subject to annual review and adjustment by the Board, an annual cash bonus, certain perquisites and participation in employee benefit programs made available to the Company's other senior executives. In the event of an involuntary termination of Mr. Caporale's employment (other than for cause or as a result of his death) or in the event Mr. Caporale terminates his employment under certain circumstances, Mr. Caporale will receive severance pay equal to (i) three times his then-current base salary; (ii) three times his annual cash bonus (determined by reference to the highest cash bonus received by Mr. Caporale during the three years immediately prior to the termination of his employment); and (iii) if Mr. Caporale's employment is terminated after June 30 of any year, a prorated cash bonus for that calendar year. In addition, certain employee benefits previously provided to Mr. Caporale will continue for a three-year period, subject to reduction to the extent comparable benefits are actually received by Mr. Caporale from another employer during this period. Mr. Caporale's employment agreement also provides that if any amount to be paid to Mr. Caporale under this employment agreement is determined to be non-deductible by reason of Section 280G of the Internal Revenue Code, the severance benefits will be reduced to the extent necessary so that Section 280G does not cause any amount to be non-deductible by the Company.

     SEVERANCE AGREEMENTS. The Company has entered into severance agreements with two of its executive officers, Robert F. Hogan, Jr. and Robert L. Winspear.

     These severance agreements only become operative upon a "change in control" of the Company. The severance agreements generally provide that if, within a two-year period following a change in control, the Company terminates the employment of the executive other than as a result of his death or disability, or for cause, or if the executive terminates employment with the Company under certain circumstances, the executive is entitled to receive severance compensation. For Mr. Hogan and Mr. Winspear, this severance compensation would be: (i) two times the executive's base pay at the highest rate in effect for any period prior to his termination, (ii) two times the executive's cash bonus (equal to the highest applicable cash bonus earned during the three years immediately preceding the year in which the change in control occurred) and
(iii) if the termination of employment occurs after June 30 in any year, a prorated bonus for that calendar year. In addition, health and life insurance benefits substantially similar to those provided prior to termination would continue for a two-year period, subject to reduction to the extent comparable benefits are actually received by the executive from another employer during this period. The Company's severance agreements with Mr. Hogan and Mr. Robert Winspear also provide that if any amount to be paid to the executive under the severance agreement is determined to be non-deductible by reason of Section 280G of the Internal Revenue Code, the severance benefits will be reduced to the extent necessary so that Section 280G does not cause any amount to be non-deductible by the Company.

OPTION/SAR GRANTS IN 2001

     No stock options or stock appreciation rights were granted to the Company's executive officers in 2001.

AGGREGATED OPTION/SAR EXERCISES IN 2001 AND DECEMBER 31, 2001 OPTION/SAR VALUES

     The following table provides information regarding the exercise of options during 2001 and unexercised options held as of December 31, 2001 for each of the Company's executive officers.

                                                                     NUMBER OF SHARES            VALUE OF UNEXERCISED
                                                                  UNDERLYING UNEXERCISED             IN-THE-MONEY
                                                                      OPTIONS/SARS AT               OPTIONS/SARS AT
                                                                   DECEMBER 31, 2001(1)          DECEMBER 31, 2001(2)
                                   SHARES ACQUIRED    VALUE     ---------------------------   ---------------------------
NAME                                 ON EXERCISE     REALIZED   EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                               ---------------   --------   -----------   -------------   -----------   -------------
William W. Winspear..............         0             $0             0              0       $        0     $        0
Michael Caporale.................         0             $0        50,000         50,000       $1,169,688     $1,169,688
Robert F. Hogan, Jr. ............         0             $0        24,000          6,000       $  685,200     $  171,300
Robert L. Winspear...............         0             $0        36,000          4,000       $1,149,300     $  114,200

---------------

(1) The Company has not granted stock appreciation rights.

(2) Based on a price of $37.55 per share of Common Stock, the closing sale price on December 31, 2001, multiplied by the number of shares of Common Stock issuable upon exercise of these options.

            COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

INTRODUCTION

     The Compensation Committee has responsibility for the Company's executive compensation practices and policies. The Committee is currently composed of five outside directors who are not officers or employees of the Company.

EXECUTIVE PAY POLICY

     The Company's compensation programs are intended to attract, retain and motivate the key people necessary to lead the Company to achieve its strategic objective of increased earnings per share over the long term, reflecting the Committee's belief that executive compensation should seek to align the interests of the Company's executives with those of its stockholders. The program utilizes three components: base salary, short-term incentives and long-term compensation in the form of stock options.

     Early in 2001, the Compensation Committee reviewed survey data prepared by an outside consulting firm regarding compensation practices of companies in similar businesses and of similar size. In connection with its review, compensation for the Company's chief executive officer, as well as its other executive officers, was assessed against the practices of the survey group. In establishing base salaries, the Compensation Committee has adopted a strategy of setting executive salaries between the median salary and the 75th percentile of those shown in the survey data. However, the Compensation Committee also considered other subjective factors, such as experience and the prior performance of the executives in making its salary determinations for 2001. The Compensation Committee set the salary ranges in this manner to ensure that the Company's base salary practices do not put it at a competitive disadvantage in retaining and attracting key executives while ensuring an appropriate cost structure for the Company.

     The Company has incentive compensation programs for virtually all employees of the Company. For officers, this program provides for incentive compensation opportunities based upon pre-tax profit or return on invested capital of the Company or the division in which they are employed. For other employees, incentive compensation is based upon the profitability of their particular business unit, for example, a manufacturing plant or supply center. The Compensation Committee believes that this program provides a direct incentive to the Company's employees that should result in an increase in long-term stockholder value.

BASE SALARY

     The Compensation Committee increased Mr. Winspear's annual base salary from $510,000 to $535,000 in March 2001. Mr. Winspear's base salary was determined by reference to the median salary of chief executive officers of similar companies, as reflected in the survey data described above. The base salaries of the other executive officers were also adjusted based on the Committee's review of the survey data.

SHORT-TERM INCENTIVE PROGRAM

     Consistent with its historical practice, under the Company's 2001 short-term incentive program, Mr. Winspear was eligible to receive a cash bonus award based upon the Company's pre-tax profit before extraordinary items. Under this program, Mr. Winspear's bonus varies proportionately with the Company's profits.

     Because the Company's chief executive officer beneficially owns a significant percentage of the Common Stock, the Compensation Committee does not believe that stock-based compensation is an appropriate incentive arrangement for him. The Compensation Committee took this into consideration in determining Mr. Winspear's cash bonus opportunity. Based on the Company's financial performance in 2001, the Company's chief executive officer earned a cash bonus of $667,185.

     In 2001, each of the Company's other executive officers received a cash bonus award based upon pre-tax profit before extraordinary items or return on capital of either the Company or the executive's operating division.

STOCK OPTIONS

     The Company's stock incentive plan is administered by the Committee and is designed to provide incentive compensation to the Company's executive officers and other key management personnel. The grants are long-term incentives for future performance, which are designed to align the interests of management with those of the Company's stockholders. No options were granted to executive officers in 2001.

OTHER MATTERS

     At the annual meeting in 1999, the Company's stockholders approved an incentive bonus plan in order to minimize the impact of the $1 million deduction limitation on executive compensation which was implemented as part of the Omnibus Budget Reconciliation Act of 1993. This plan permits the Company to continue its historical incentive compensation program while maximizing the deductibility of the bonus payments under this plan.

     This report is submitted by the members of the Compensation Committee of the Board.

THE COMPENSATION COMMITTEE OF THE BOARD

Alan B. Lerner  Richard I. Galland   John T. Gray   James F. Leary  A. A. Meitz
   Chairman

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

STOCKHOLDERS' AGREEMENT

     The Prudential Insurance Company of America (a subsidiary of Prudential Financial, Inc.), the Winspear Partnership and the Company are parties to a Stockholders' Agreement. Pursuant to the Stockholders' Agreement, Prudential and the Winspear Partnership have agreed (a) if the Winspear Partnership, or any subsequent holder of its shares of Common Stock, intends to sell any of its shares (other than in a public offering), to permit Prudential to participate in that sale on a pro rata basis and (b) if the Winspear Partnership, or any subsequent holder of its shares of Common Stock, elects to sell shares of Common Stock, to permit the Winspear Partnership to require Prudential and subsequent holders of its shares to participate in the sale on a pro rata basis, but only if the total number of shares of Common Stock to be sold exceeds 50% of the outstanding shares of Common Stock on a fully diluted basis ("drag-along" rights). The Stockholders' Agreement also provides that, so long as Prudential and certain Prudential affiliates beneficially own at least 5% of the Common Stock, all shares of Common Stock subject to the Stockholders' Agreement are required to be voted to elect one person designated by Prudential to the Board. The Stockholders' Agreement expires on August 19, 2003.

     The number of shares of Common Stock held by the Winspear Partnership and which are obligated to be tendered pursuant to the Offer by the Tender and Voting Agreement, dated March 16, 2002, by and among Parent, Purchaser and William W. Winspear, together with the shares owned by Prudential and subsequent holders of its shares that are subject to the Stockholders' Agreement, are less than 50% of the outstanding shares of Common Stock on a fully diluted basis. Therefore, the Winspear Partnership is not capable of exercising its drag-along rights in the Offer.

REGISTRATION RIGHTS AGREEMENT

     Under the terms of a Registration Rights Agreement among the Company, Prudential and certain other stockholders, upon the request of either Prudential or the Winspear Partnership and its private transferees the Company shall, subject to certain exceptions, be required to effect two registrations of Common Stock, provided that certain minimum and maximum numbers of shares are included in the request. The Registration Rights Agreement also grants secondary offering rights ("piggy-back" rights) to Prudential, the Winspear Partnership and certain other stockholders in connection with these requested registrations and any other Company registration of Common Stock or Common Stock equivalents. The registration rights may not be transferred, with certain exceptions, to persons who, after such transfer, would hold less than 100,000 shares of Common Stock.

     The Registration Rights Agreement also provides that the Company will bear all expenses associated with the Company's obligation to effect these registrations, other than underwriting discounts, commissions and transfer taxes, if any. The Company's obligation to pay these expenses includes the out-of-pocket expenses, including legal and accounting expenses, for the first registration of Common Stock by Prudential or its private transferees, up to $100,000, and for the first registration of Common Stock by the Winspear Partnership or its private transferees, up to $100,000. The Company has reimbursed Prudential $100,000 for expenses incurred in connection with a prior offering of Common Stock. Therefore, the Company has no obligation to reimburse Prudential for any future expenses under this agreement.

REPURCHASE OF CLASS B COMMON STOCK

     On April 29, 2001, the Company repurchased 1,000,000 shares of its Class B common stock from the Prudential Insurance Company of America and its wholly owned subsidiary, PCG Finance Company II, LLC. The purchase price was $19.50 per share of Class B common stock, or $19,500,000 in the aggregate. The Company financed this stock repurchase through available cash and borrowings under the Company's existing bank credit facility. Following the purchase, Prudential and PCG converted their remaining 550,000 shares of Class B common stock into 550,000 shares of Common Stock. The Company has retired all 1,550,000 previously authorized shares of Class B common stock.

RELOCATION LOAN

     In connection with his joining the Company, Mr. Caporale moved to the Akron, Ohio area, where the Company's Alside division is located. As part of his relocation benefits, on November 16, 2000 the Company made a non-interest bearing loan to Mr. Caporale in the amount of $270,407 for the purchase of a new home. Mr. Caporale repaid this loan in full on February 16, 2001.

                               STOCK PERFORMANCE

     The following graph compares the cumulative stockholder return on the Common Stock with the Standard & Poor's SmallCap 600 Index and the Building Materials Sector of the Standard & Poor's SmallCap 600 Index. The comparison assumes $100 was invested as of February 26, 1998 (the date on which shares of Common Stock began trading on a "when issued" basis) and the reinvestment of all dividends.

                  COMPARISON OF CUMULATIVE STOCKHOLDER RETURN

                              [PERFORMANCE GRAPH]

------------------------------------------------------------------------------------------
                             26-Feb-98    31-Dec-98    31-Dec-99    31-Dec-00    31-Dec-01
------------------------------------------------------------------------------------------
 Associated Materials           100         73.44        103.31       100.87       240.92
 S&P Small Cap
  600/Building Materials        100         94.40         99.40        72.35       107.89
 S&P Small Cap 600 Index        100         91.97        103.38       115.58       123.14

                                 EXHIBIT INDEX

Exhibit
  No.                             Description
-------                           -----------
 (a)(1)   Letter to Stockholders of the Company, dated March 22, 2002.
 (a)(2)   Sections 7, 11, 14 and 15 of the Offer to Purchase, dated
          March 22, 2002 (incorporated by reference to Exhibit (a)(1)
          to the Schedule TO filed on March 22, 2002).
 (a)(3)   Opinion of Salomon Smith Barney Inc., dated March 16, 2002
          (included as Annex A to this Statement).
 (a)(4)   Press release issued by the Company on March 17, 2002
          (incorporated by reference to the Schedule 14D-9C filed by the Company on March 18, 2002).
 (e)(1)   Agreement and Plan of Merger, dated as of March 16, 2002,
          among Parent, Purchaser and the Company (incorporated by
          reference to Exhibit (d)(1) to the Schedule TO filed on
          March 22, 2002).
 (e)(2)   Tender and Voting Agreement, dated as of March 16, 2002, by and among Parent, Purchaser and Mr. William W. Winspear
          (incorporated by reference to Exhibit (d)(2) to the Schedule
          TO filed on March 22, 2002).
 (e)(3)   Confidentiality Agreement, dated as of November 28, 2001, by and between Harvest Partners and the Company (incorporated by reference to Exhibit (d)(3) to the Schedule TO filed on
          March 22, 2002).
 (e)(4)   Non-Competition Agreement, dated March 16, 2002, between the
          Company and William W. Winspear.
 (e)(5)   Non-Solicitation Agreement, dated March 16, 2002, between
          the Company and Robert L. Winspear.
 (e)(6)   Amended and Restated Agreement, dated February 5, 2002,
          between the Company and Michael Caporale, Jr. (incorporated by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001
          (the "2001 Form 10-K")).
 (e)(7)   Severance Agreement, dated December 27, 2001, between the
          Company and Robert F. Hogan, Jr. (incorporated by reference to Exhibit 10.13 to the Company's 2001 Form 10-K).
 (e)(8)   Severance Agreement, dated December 27, 2001, between the
          Company and Robert L. Winspear (incorporated by reference to
          Exhibit 10.14 to the Company's 2001 Form 10-K).
 (e)(9)   Form of Indemnification Agreement between the Company and
          each of the directors and executive officers of the Company
          (incorporated by reference to Exhibit 10.14 to the Company's
          Registration Statement on Form S-1, SEC File No. 33-84110).
(e)(10)   Proposed Memorandum of Understanding between Michael
          Caporale, Jr. and Parent, draft dated March 15, 2002.
(e)(11)   Associated Materials Incorporated Amended and Restated 1994
          Stock Incentive Plan (incorporated by reference to Exhibit
          10.1 to the Company's Quarterly Report on Form 10-Q for the
          period ended June 30, 2001).
(e)(12)   Associated Materials Incorporated Employee Stock Purchase
          Plan (incorporated by reference to Exhibit 10.2 to the
          Company's Quarterly Report on Form 10-Q for the period ended
          June 30, 2001).
(e)(13)   Amendment to Associated Materials Incorporated Employee
          Stock Purchase Plan, dated December 27, 2001 (incorporated by reference to Exhibit 10.10 to the Company's 2001 Form
          10-K).
(e)(14)   Associated Materials Incorporated Incentive Bonus Plan
          (incorporated by reference to Exhibit 10.10 to the Company's
          Annual Report on Form 10-K for the fiscal year ended
          December 31, 2000).
(e)(15)   The Information Statement of the Company, dated March 22,
          2002 (included as Annex B to this Statement).